For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1586124

Ministry of Government Services
Ministère des Services gouvernementaux

Ontario

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JUNE 13 JUIN, 2012

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 3 *Business Corporations Act*

Formule 3 *Loi sur les sociétés par actions*

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

MI DEVELOPMENTS INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

GRANITE REAL ESTATE INC.

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2003/08/29

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: minimum and maximum number of directors is/are:
Nombre d'administrateurs : nombres minimum et maximum d'administrateurs :

Number minimum and maximum
Nombre minimum et maximum

or
ou

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

The name of the Corporation is changed to GRANITE REAL ESTATE INC.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2012/06/13

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

MI DEVELOPMENTS INC.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature)
(Signature)

Jennifer Tindale

Exec. Vice-President, General Counsel

(Description of Office)
(Fonction)